17006257

SE

Washington, D.C. 20549

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AUG 25 2017

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8-66065

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/16 (MM/DD/YY) AND ENDING 12/31/16 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: GCA ADVISORS, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

ONE MARITIME PLAZA, 25TH FLOOR
(No. and Street)

SAN FRANCISCO	CA	94111
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

DANIEL H. VEATCH 415-318-3626

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

OUM & CO. LLP

(Name – *if individual, state last, first, middle name*)

601 CALIFORNIA STREET, SUITE 1800	SAN FRANCISCO	CA	94108
(Address)	(City)	(State)	(Zip Code)

RECEIVED 2017 AUG 25 PM 1:33 SEC / TM

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, DANIEL H. VEATCH, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of GCA ADVISORS, LLC, as of DECEMBER 31, 2016, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

See attached

Notary Public

Signature

CHIEF FINANCIAL OFFICER

Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of ~~Changes in Financial Condition~~ CASH FLOWS
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CALIFORNIA ALL-PURPOSE ACKNOWLEDGMENT **CIVIL CODE § 1189**

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California)
County of SAN FRANCISCO)

On 2/27/2017 before me, JAMES KADLECK, NOTARY PUBLIC,
Date *Here Insert Name and Title of the Officer*

personally appeared DANIEL HAYWARD VEATCH
Name(s) of Signer(s)

who proved to me on the basis of satisfactory evidence to be the person(s) whose name(s) is/are subscribed to the within instrument and acknowledged to me that he/she/they executed the same in his/her/their authorized capacity(ies), and that by his/her/their signature(s) on the instrument the person(s), or the entity upon behalf of which the person(s) acted, executed the instrument.

I certify under PENALTY OF PERJURY under the laws of the State of California that the foregoing paragraph is true and correct.

WITNESS my hand and official seal.

JAMES KADLECK
Commission # 2052293
Notary Public - California
San Francisco County
My Comm. Expires Dec 17, 2017

Signature ________
Signature of Notary Public

Place Notary Seal Above

OPTIONAL

Though this section is optional, completing this information can deter alteration of the document or fraudulent reattachment of this form to an unintended document.

Description of Attached Document
Title or Type of Document: ANNUAL AUDIT REPORT Document Date: 12/31/16
Number of Pages: 16 Signer(s) Other Than Named Above: NONE

Capacity(ies) Claimed by Signer(s)

Signer's Name: DANIEL VEATCH
☑ Corporate Officer — Title(s): CFO
☐ Partner — ☐ Limited ☐ General
☐ Individual ☐ Attorney in Fact
☐ Trustee ☐ Guardian or Conservator
☐ Other:
Signer Is Representing: GCA ADVISORS, LLC

Signer's Name:
☐ Corporate Officer — Title(s):
☐ Partner — ☐ Limited ☐ General
☐ Individual ☐ Attorney in Fact
☐ Trustee ☐ Guardian or Conservator
☐ Other:
Signer Is Representing:

GCA SAVVIAN ADVISORS, LLC

STATEMENT OF FINANCIAL CONDITION
WITH
REPORTS OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

DECEMBER 31, 2016

GCA SAVVIAN ADVISORS, LLC
STATEMENT OF FINANCIAL CONDITION
AND SUPPLEMENTAL INFORMATION

DECEMBER 31, 2016

TABLE OF CONTENTS

OUM &CO. LLP
ACCOUNTANTS
& BUSINESS ADVISORS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Executive Committee
of GCA Advisors, LLC

We have audited the accompanying statement of financial condition of GCA Advisors, LLC (a Delaware limited liability company) (the Company) as of December 31, 2016, and the related statements of income, changes in member's equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of GCA Advisors, LLC as of December 31, 2016, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

The information contained in Supplemental Schedule I - Computation of Net Capital Under Rule 15c3-1, Supplemental Schedule II - Computation for Determination of Reserve Requirements Under Rule 15c3-3 (exemption), and Supplemental Schedule III - Information for Possession or Control Requirements Under Rule 15c3-3 (exemption) has been subjected to audit procedures performed in conjunction with the audit of GCA Advisors, LLC's financial statements. The supplemental information is the responsibility of GCA Advisors, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Securities Exchange Act of 1934 Rule 17a-5. In our opinion, the supplemental information noted above is fairly stated, in all material respects, in relation to the financial statements as a whole.

OUM & Co. LLP

San Francisco, California
February 24, 2017

GCA ADVISORS, LLC

Statement of Financial Condition

December 31, 2016

Assets

Cash and cash equivalents	$	27,498,847
Accounts receivable, net of allowance of $356,723		1,633,651
Due from affiliates		2,114,453
Deferred tax asset		872,217
Prepaid expenses & Other Assets		517,882
Total assets	$	32,637,050

Liabilities and Member's Equity

Accounts payable	$	409,079
Accrued compensation		10,443,870
Due to affiliate		774,438
Deferred revenue		582,916
Other accrued liabilities		1,881,088
Total liabilities		14,091,391
Commitments and contingencies (Note 6)		
Member's equity		18,545,659
Total liabilities and member's equity	$	32,637,050

See accompanying notes to the financial statements.

(1) Organization and Operations

GCA Advisors, LLC (the Company), a Delaware limited liability company, is a wholly owned subsidiary of GCA Savvian, Inc., a Delaware corporation. GCA Savvian, Inc. is a wholly owned subsidiary of GCA Corporation (GCA Corp.), a Japanese company listed on the Tokyo Stock Exchange.

The Company is a broker-dealer registered with the U.S. Securities and Exchange Commission (SEC) and the Financial Industry Regulatory Authority (FINRA). The Company was originally licensed on November 24, 2003 as Perseus Advisors, LLC. In February 2006, the Company changed its business name to Savvian Advisors, LLC. In March 2008, the Company changed its business name to GCA Savvian Advisors, LLC. In August 2016 the Company changed its business name to GCA Advisors, LLC. The Company is engaged in the business of providing investment banking services to businesses on specific matters, mainly providing advisory services in mergers and acquisitions and other complex transactions. Other than the cross-border transactions described in Note 5, all of the Company's revenues are derived in the United States of America.

(2) Summary of Significant Accounting Policies

(a) *Use of Estimates and Assumptions*

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America (U.S. GAAP) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expense during the reporting period. Actual results could differ from those estimates. Significant items subject to such estimates and assumptions include the determination of the fair value of securities received as compensation for services provided; the collectability of accounts receivable; the average period of customer arrangements over which non-refundable initial or one-time fees are recognized as revenue; the allocation of revenue between the Company and GCA Corp.; and the allocation of compensation benefits and other expenses incurred by GCA Savvian, LLC, a subsidiary of GCA Savvian, Inc. on behalf of the Company.

(b) *Basis of Accounting*

The Company prepares its financial statements in conformity with U.S. GAAP.

(c) *Revenue Recognition*

Investment banking services are performed pursuant to engagement letters that specify the services to be provided and fees and reimbursements to be paid. Monthly Retainer Fees are recognized monthly as services are provided. Transactional Fees are recognized as revenue when the related transaction is completed and fees are earned. Fund placement fees are recognized as earned upon the acceptance by a fund of capital or capital commitments.

Initial or one-time retainer fees received at the start of an engagement are deferred upon receipt and recognized as revenue over the estimated average period the services are to be provided.

The Company recognizes direct reimbursements of client related expenses related to its investment banking services as a reduction in Other general and administrative expenses. Net direct expenses related to client reimbursable expenses of $976,070 are included in the other general and administrative expense category on the Statement of Income.

For the year ended December 31, 2016, 11%, or $7,000,000, of the revenue was from one client.

(d) *Cash and Cash Equivalents*

Cash and cash equivalents include cash balances and investments that are readily convertible to cash with maturities of three months or less at the date of purchase.

The Company places its cash with a well established financial institution and, at times, balances may exceed federally insured limits. The Company has never experienced any losses related to these balances. As of December 31, 2016, $27,532,880 of cash held at First Republic Bank was in excess of the FDIC limit of $250,000.

The Company utilizes the guidance in ASC 820, *Fair Value Measurements and Disclosures* ("ASC 820"). The Company's fair value measurements utilize quoted prices in active markets for all cash equivalents and, therefore, are valued at "Level 1" in the fair value hierarchy, as defined by ASC 820.

(e) *Accounts Receivable and Allowance for Doubtful Accounts*

Accounts receivable are recorded at the invoiced amount, do not bear interest, and are recorded net of an allowance for doubtful accounts. Historically, the Company's credit losses have not been significant. Allowances for doubtful accounts are based on specifically identifying accounts that are past due that are deemed by management not likely to be collectible.

(f) ***Fair Value of Financial Instruments***

The carrying amounts of cash and cash equivalents, accounts receivable, other receivables, accounts payable, accrued compensation and other accrued liabilities approximate the fair value of these financial instruments due to the short-term nature of the instruments.

ASC 820 established a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. These tiers are as follows: Level 1, defined as observable inputs such as quoted market prices in active markets; Level 2, defined as inputs other than the quoted prices in active markets that are either directly or indirectly observable; and Level 3, defined as significant unobservable inputs (entity developed assumption) in which little or no market data exists.

(g) ***Income Taxes***

The Company is a single member LLC, which is treated as a disregarded entity for federal, state, and local income tax purposes. The Company's results of operations are included in the consolidated tax return of GCA Savvian, Inc. As the Company's results of operations provide the funding source for payment of GCA Savvian Inc.'s income taxes, the Company accounts for income taxes in its standalone financial statements, which will differ from the income taxes recognized by GCA Savvian, Inc.

The Company follows the provisions of FASB ASC 740, *Income Taxes,* as it relates to accounting for uncertain income taxes. FASB ASC 740 clarifies the accounting and disclosure for uncertain tax positions. The Company analyzed its tax filing positions in all of the federal, state and foreign tax jurisdictions in which GCA Savvian, Inc. is required to file income tax returns, as well as for all open tax years in these jurisdictions. As such, no liabilities for uncertain income tax positions were recorded as of December 31, 2016.

(h) ***Advertising and Promotion Costs***

The Company expenses advertising and promotion costs as incurred. Advertising and promotion costs were $15,390 for the year ended December 31, 2016, and are included in marketing and business development expenses in the accompanying financial statements.

(3) Employee Benefit Plans

The Company has a 401(k) defined contribution plan for eligible employees. Under the plan, the Company may make discretionary profit sharing contributions to the plan. During 2016, the Company did not make any profit-sharing contributions to the plan.

(4) Income Taxes

The provision for income taxes for the year ended December 31, 2016 is as follows:

	Current	Deferred	Total
Federal	$ 5,165,129	$ 120,609	$ 5,285,738
State	1,025,368	(25,410)	999,958
	$ 6,190,497	$ 95,199	$ 6,285,696

The provision for income taxes differs from the amount computed by applying the statutory federal rate primarily due to state and local taxes and non-deductible expenses.

The tax effects of temporary differences that give rise to the deferred tax assets as of December 31, 2016 are the California income taxes, accrued compensation, deferred rent, accrued vacation, capital loss, and exchange rate translation.

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon future taxable income during the periods in which those temporary differences become deductible. Management considers the projected future taxable income and available tax planning strategies in making this assessment. Based upon the level of historical taxable income, projections for future taxable income over the periods in which the deferred tax assets are deductible, and available tax-planning strategies, management believes it is more likely than not that the Company will realize the benefits of these deductible differences. As of December 31, 2016, management has not recorded any valuation allowance on existing deferred tax assets.

GCA Savvian, Inc. files income tax returns in the U.S. federal jurisdiction and various state jurisdictions. GCA Savvian Inc. is subject to U.S. federal and state income tax examinations by tax authorities for tax years from 2012.

The Company does not have any unrecognized tax benefits, or interest and penalties accrued on unrecognized tax benefits, at December 31, 2016. The Company's policy

is to recognize interest and penalties accrued on any unrecognized tax benefits as a component of income tax expense.

(5) Related Party Transactions

The Company reimburses GCA Savvian, LLC for certain expenses paid on behalf of the Company in accordance with the terms of an Intercompany Services Agreement. Specifically, the Company recognized $189,027 of other general and administrative expenses, $3,733,591 of office and equipment lease expenses, and $2,687,510 of compensation and benefits expenses in 2016 for costs incurred by GCA Savvian, LLC on behalf of the Company. In 2016, the Company incurred costs, which were initially paid by GCA Altium, a sister company and subsidiary of GCA Corp. The Company recognized $26,903 of other general and administrative expenses in 2016 for costs incurred by GCA Altium on behalf of the Company.

The Company recorded $6,285,696 of income tax provision. The amount represents the Company's income tax expense, if the Company incurred income tax expense on a standalone basis. The Company made cash distributions to GCA Savvian, Inc. to fund the payment of income taxes owed by GCA Savvian, Inc., which were less than the amount calculated by the Company on a standalone basis.

During 2016, the Company had net distributions to its parent company, GCA Savvian, Inc., of $3,910,303. This amount is made up of cash distributions of $10,100,000 and an offsetting amount of $6,189,697 for current income tax expense related to the current income tax expense that the Company would incur on a standalone basis, which is treated as a capital contribution.

In addition, the Company and GCA Corp. have an agreement to reimburse certain expenses and fees paid on the other's behalf. The Company recognized $552,883 of reimbursements from GCA Corp. in 2016 in other general and administrative expenses. The Company and GCA Corp. allocate revenue earned on cross-border transactions in accordance with its existing transfer pricing methodology. During 2016, the Company recognized $4,066,053 of revenue from cross-border transactions initiated by GCA Corp. (included in investment banking and transaction fees on the accompanying Statement of Income), and allocated $2,570,000 of revenue to GCA Corp. for cross-border transactions initiated by the Company (included under Expenses on the accompanying Statement of Income).

In addition, the Company and GCA Europe Limited, a sister company, have an agreement to reimburse certain expenses and fees paid on the other's behalf. The Company recognized $65,517 of reimbursement from GCA Europe Limited in 2016 in other general and administrative expenses.

As of December 31, 2016, the Company had receivables from GCA Corp. of $2,048,936 and from GCA Europe Limited of $65,517. The Company had

outstanding payables at December 31, 2016 of $747,535 to GCA Savvian, LLC and $26,903 to GCA Altium.

(6) Commitments and Contingencies

(a) *Leases*

GCA Savvian, Inc. has entered into various lease agreements for office facilities and equipment and furniture used by the Company. The lease agreements expire on various dates through 2026. The Company incurred $2,742,378 of office facility lease expense and $1,121,583 of equipment and furniture and fixtures lease expense during 2016 consisting primarily of reimbursements to GCA Savvian, LLC under the Intercompany Services Agreement.

Future minimum payments under lease obligations for office facilities for years ending after December 31, 2016 are as follows:

Year ending December 31,	Office facilities
2017	$ 3,141,997
2018	3,178,572
2019	3,215,878
2020	3,253,931
2021	3,364,987
Thereafter	12,491,125
	$ 28,646,490

(b) *Legal Matters*

The Company is not aware of any material pending or threatened litigation as of December 31, 2016.

(c) *Net Capital Requirements*

The Company is subject to the SEC Uniform Net Capital Rule 15c3-1 (the Rule), which requires the maintenance of minimum net capital, as defined, and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. As of December 31, 2016, the Company had net capital for regulatory purposes, as defined by SEC Uniform Net Capital Rule 15c3-1, of $13,407,456, which was $12,468,030 in excess of its net capital requirement of $939,426. The Company's ratio of aggregate indebtedness to net capital was 1.1 to 1 as of December 31, 2016.

The Company is exempt from Rule 15c3-3 under paragraph (k)(2)(i) of the Act relating to the determination of reserve requirements because it does not maintain customer accounts or take possession of customer securities.

(7) Subsequent Events

The Company has evaluated subsequent events through February 24 , 2017, the date the accompanying financial statements were available to be issued, and has determined there are no matters requiring disclosure.